UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41647

Ohmyhome Limited

(Exact name of registrant as specified in its charter)

243 Alexandra Road

#02-01 BS Centre

Singapore 159932

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Ohmyhome Limited (Nasdaq: OMH) (the “Company”), today announced to hold the Extraordinary General Meeting of the Shareholders on June 23, 2025.

The Company’s Extraordinary General Meeting of the Shareholders will be held on June 23, 2025, at 10:00 a.m. local time. The meeting will take place at 243 Alexandra Road, #02-01 BS Centre, Singapore 159932. The matters to be voted on at the meeting are set forth in this Form 6-K filed with the U.S. Securities and Exchange Commission on June 4, 2025. Shareholders of record on May 22, 2025 will be eligible to vote at this meeting.

In connection with the 2025 Extraordinary General Meeting of the Shareholders of the Company, the Company hereby furnishes the following documents:

Exhibits Index

Exhibit No.	Description
99.1	Notice and Proxy Statement of 2025 Extraordinary General Meeting of Shareholders, dated June 23, 2025, to be mailed to shareholders of the Company in connection with the 2025 Extraordinary General Meeting of Shareholders of the Company
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2025 Extraordinary General Meeting of Shareholders of the Company

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2025

Ohmyhome Limited

	By:	/s/ Rhonda Wong
	Name:	Rhonda Wong
	Title:	Director and co-Chief Executive Officer

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